MTU Aero Engines

RECEIVED

2008 APR 28 A 8:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

BY COURIER

Ulrich Passow
Dept. AR

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington, DC 20549
USA

PROCESSED
APR 30 2008
THOMSON REUTERS

Munich, April 18, 2008

08002159

MTU Aero Engines Holding AG: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

SUPPL

Ladies and Gentlemen:

With reference to the exemption from registration under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded to a foreign private issuer pursuant to Rule 12g3-2(b) thereunder, we hereby furnish the following documents to the Securities and Exchange Commission (the "SEC"):

1) Notification of the withdrawal of 3 Million own shares published in the „Elektronischer Bundesanzeiger" on March 20, 2008

2) Notification of the sale of a major shareholding in the company published at DGAP (Deutsche Gesellschaft für Ad-hoc-Publizitaet) on March 27, 2008

3) Amended Articles of Association as notified to the Commercial Register on March 26, 2008

4) Press release dated March 27, 2008

5) Release of a Total Voting Rights announcement published at the DGAP (Deutsche Gesellschaft für Ad-hoc-Publizitaet) on March 31, 2008

6) Release about the Supervisory Board Members published in the "Elektronischer Bundesanzeiger" on April 14, 2008

dw 4/28

MTU Aero Engines

Ulrich Passow
Dept. AR

The information furnished pursuant to this letter is being submitted under paragraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject MTU Aero Engines Holding AG to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that MTU Aero Engines Holding AG is subject to the Exchange Act.

If you have any question or comment in connection with the information furnished, please call the undersigned at +49-89-1489-3804.

Very truly yours,

Ulrich Passow
General Counsel

Encl.

elektronischer
Bundesanzeiger

Die auf den folgenden Seiten gedruckte Bekanntmachung entspricht der Veröffentlichung im Elektronischen Bundesanzeiger.

Daten zur Veröffentlichung:

Veröffentlichungsmedium:	Internet
Internet-Adresse:	www.ebundesanzeiger.de
Veröffentlichungsdatum:	20. März 2008
Rubrik:	Aktiengesellschaften
Art der Bekanntmachung:	Sonstiges
Veröffentlichungspflichtiger:	MTU Aero Engines Holding AG, München
Fondsname:	
ISIN:	
Auftragsnummer:	080312032449
Verlagsadresse:	Bundesanzeiger Verlagsges. mbH, Amsterdamer Straße 192, 50735 Köln

Dieser Beleg über eine Veröffentlichung im elektronischen Bundesanzeiger hat Dokumentencharakter für Nachweiszwecke. Wir empfehlen daher, diesen Beleg aufzubewahren. Zusätzliche beim Verlag angeforderte Belege sind **kostenpflichtig**.

MTU Aero Engines Holding AG

München

WKN A0D 9PT
ISIN DE000A0D9PT0

Bekanntmachung nach § 30b Abs. 1 Satz 1 Nr. 2 WpHG über die Einziehung von Aktien

Die Hauptversammlung der MTU Aero Engines Holding AG hat mit Beschluss vom 27. April 2007 den Vorstand ermächtigt, eigene Aktien zu erwerben und diese mit Zustimmung des Aufsichtsrats ohne weiteren Hauptversammlungsbeschluss ganz oder teilweise einzuziehen.

Auf der Grundlage des vorgenannten Hauptversammlungsbeschlusses haben Vorstand und Aufsichtsrat am 12. März 2008 beschlossen, 3.000.000 eigene Aktien einzuziehen. Dabei wird das Grundkapital der Gesellschaft von Euro 55.000.000 um Euro 3.000.000 auf Euro 52.000.000 herabgesetzt.

München, im März 2008

Der Vorstand

Von: newsroom@dgap.de

Gesendet: Donnerstag, 27. März 2008 16:30

An: FERINO, Petra

Betreff: Bestaetigung ueber die Veröffentlichung einer Stimmrechtsmitteilung gemäß§ 26 WpHG, § 21 WpHG Abs. 1 / Confirmation of Publication: Voting Rights announcement

EquityStory.AG | DGAP

ONLINE INVESTOR RELATIONS



Bestätigung über die Veröffentlichung einer Stimmrechtsmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Stimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

Confirmation of Publication: Voting Rights announcement

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Verbreitungsnetzwerk / Distribution network

Mitteilung

DGAP Stimmrechtsmitteilung: MTU Aero Engines Holding AG
Veröffentlichung einer Mitteilung nach § 21 Abs. 1 WpHG (Aktie)

MTU Aero Engines Holding AG: Veröffentlichung gemäß § 26 Abs. 1 WpHG mit dem Ziel der europaweiten Verbreitung

27.03.2008
Veröffentlichung einer Stimmrechtsmitteilung übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Die Firma Schroders plc mit Sitz in London, Großbritannien, hat uns mit Schreiben vom 25. März 2008 folgendes mitgeteilt:

We, Schroders plc. write to advise you, in accordance with sec. 21 para. 1 WpHG that our shareholding in MTU Aero Engines Holding AG went below the 3% threshold and amounted to 2.25% (equivalent to 1,170,396 shares of 52,000,000 total shares) on 19 March 2008. These voting rights are in their entirety attributable to Schroders plc. pursuant to sec. 22 para. 1 sent. 1 no. 6 and sent. 2 and 3 WpHG.

We, Schroder Administration Limited, write to advise you in accordance with sec. 21 para. 1 WpHG that our shareholding in MTU Aero Engines Holding AG went below the 3% threshold and amounted to 2.25% (equivalent to 1,170,396 shares of 52,000,000 total shares) on 19 March 2008. These voting rights are in their entirety attributable to Schroder Administration Limited pursuant to sec. 22 para. 1 sent. 1 no. 6 and sent. 2 and 3 WpHG.

We, Schroder Investment Management Ltd. write to advise you in accordance with sec. 21 para. 1 WpHG that our shareholding in MTU Aero Engines Holding AG went below the 3% threshold and amounted to 2.25% (equivalent to 1,170,396 shares of 52,000,000 total shares) on 19 March 2008. These voting rights are in their entirety attributable to Schroder Investment Management Ltd. pursuant to sec. 22 para. 1 sent. 1 no. 6 WpHG.

Ende der Stimmrechtsmitteilung DGAP Meldepflichten-Service

-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

-

Ende der Mitteilung

DGAP Meldepflichten-Service
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Storungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Verbreitungssystem / News wire	Einspeisung / Release
Bloomberg	27.03.2008 16:28
Reuters	27.03.2008 16:28
vwd	27.03.2008 16:28

Auswahl aus dem deutschen Medienbündel:

Medium / Media	Zuleitung / Distribution
Dow Jones	27.03.2008 16:28
dpa-afx	27.03.2008 16:28
dgap.de	27.03.2008 16:28
FTD	27.03.2008 16:28

Europäische Medien / European media:

Land / Country	Medium / Media	Medium / Media
Belgien	L'Echo	27.03.2008 16:28
Belgien	De Tijd	27.03.2008 16:28
Belgien	Belga	27.03.2008 16:28
Bulgarien	Pari	27.03.2008 16:28
Bulgarien	econ.bg	27.03.2008 16:28
Bulgarien	BTA	27.03.2008 16:28
Dänemark	Borsen	27.03.2008 16:28
Dänemark	ErhvervsBladet	27.03.2008 16:28
Estland	Postimees	27.03.2008 16:28
Estland	Eesti Ekspress	27.03.2008 16:28

	Estland/Lettland/Litauen	BNS	27.03.2008 16:28
	Finnland	Kauppalehti Oy	27.03.2008 16:28
	Finnland	Helsingin Sanomat	27.03.2008 16:28
	Frankreich	Les Echos	27.03.2008 16:28
	Frankreich	boursier.com	27.03.2008 16:28
	Frankreich	AFP	27.03.2008 16:28
	Griechenland	Express	27.03.2008 16:28
	Griechenland	Reporter.gr	27.03.2008 16:28
	Griechenland	ANA	27.03.2008 16:28
	Großbritannien	The Financial Times	27.03.2008 16:28
	Großbritannien	FT.com	27.03.2008 16:28
	Großbritannien/Irland	Press Association	27.03.2008 16:28
	Irland	Irish Independent	27.03.2008 16:28
	Irland	The Irish Times	27.03.2008 16:28
	Island	Vidskiptabladid	27.03.2008 16:28
	Island	mbl.is	27.03.2008 16:28
	Italien	Il Sole 24 Ore	27.03.2008 16:28
	Italien	AGI	27.03.2008 16:28
	Kroatien	Poslovni dnevnik	27.03.2008 16:28
	Kroatien	Banka magazine	27.03.2008 16:28
	Kroatien	Hina	27.03.2008 16:28
	Lettland	Dienas Bizness	27.03.2008 16:28
	Lettland	FinanceNet	27.03.2008 16:28
	Liechtenstein	Liechtensteiner Volksblatt	27.03.2008 16:28

Liechtenstein	Radio Liechtenstein	27.03.2008 16:28
Litauen	Verslo Zinios	27.03.2008 16:28
Luxemburg	Luxemburger Wort	27.03.2008 16:28
Luxemburg	wort.lu	27.03.2008 16:28
Malta	Independent	27.03.2008 16:28
Malta	The Times of Malta	27.03.2008 16:28
Niederlande	Financieele Dagblad	27.03.2008 16:28
Niederlande	IEX.nl	27.03.2008 16:28
Niederlande	ANP	27.03.2008 16:28
Norwegen	aftenposten.no	27.03.2008 16:28
Norwegen	Aftenposten	27.03.2008 16:28
Norwegen	NTB	27.03.2008 16:28
Polen	Gazeta Prawna	27.03.2008 16:28
Polen	Parkiet	27.03.2008 16:28
Polen	PAP	27.03.2008 16:28
Portugal	Expresso	27.03.2008 16:28
Portugal	Lusa	27.03.2008 16:28
Portugal	Diario Economico	27.03.2008 16:28
Rumänien	Capital	27.03.2008 16:28
Rumänien	Ziarul financiar	27.03.2008 16:28
Rumänien	Rompres	27.03.2008 16:28
Schweden	Dagens Industri	27.03.2008 16:28
Schweden	e24	27.03.2008 16:28
Schweden	TT	27.03.2008 16:28

	Schweiz	AWP	27.03.2008 16:28
	Schweiz	Finanz und Wirtschaft	27.03.2008 16:28
	Schweiz	finanzinfo.ch	27.03.2008 16:28
	Skandinavien / Baltikum	OMX Group	27.03.2008 16:28
	Slowakei	Hospodarske noviny	27.03.2008 16:28
	Slowakei	oPeniazoch	27.03.2008 16:28
	Slowakei	TASR	27.03.2008 16:28
	Slowenien	Finance	27.03.2008 16:28
	Slowenien	Kapital (not daily)	27.03.2008 16:28
	Slowenien	STA	27.03.2008 16:28
	Spanien	La Gacetta	27.03.2008 16:28
	Spanien	CincoDias	27.03.2008 16:28
	Spanien	EFE	27.03.2008 16:28
	Tschechische Republik	Hospodarske Noviny	27.03.2008 16:28
	Tschechische Republik	hn.ihned.cz	27.03.2008 16:28
	Tschechische Republik	CTK	27.03.2008 16:28
	Ungarn	MTI	27.03.2008 16:28
	Ungarn	magyartokepiac.hu	27.03.2008 16:28
	Ungarn	Magyar Tokepiac	27.03.2008 16:28
	Zypern	xak.com	27.03.2008 16:28
	Zypern	CNA	27.03.2008 16:28
	Zypern	Financial Mirror	27.03.2008 16:28
	Österreich	WirtschaftsBlatt	27.03.2008 16:28
	Österreich	wirtschaftsblatt.at	27.03.2008 16:28

MTU und Leibniz Universität Hannover gründen Kompetenzzentrum

Reparaturverfahren und –prozesse im Mittelpunkt

Zusammenarbeit mit dem Laser Zentrum Hannover

Hannover, 27. März 2008 – Die MTU Aero Engines hat ein neues Kompetenzzentrum gegründet: Mit der Leibniz Universität Hannover und dem Laser Zentrum Hannover werden Deutschlands führender Triebwerkshersteller und seine Tochtergesellschaft, die MTU Maintenance Hannover, im Bereich Reparaturverfahren zusammenarbeiten. Am Donnerstag, 27. März, haben die Partner das Kompetenzzentrum „Maintenance, Repair & Overhaul" aus der Taufe gehoben. Der Rahmenvertrag wurde auf dem Universitätsgelände unterzeichnet. Für die MTU unterschrieb Technik-Vorstand Dr. Rainer Martens, für die Hochschule Präsident Prof. Dr. Erich Barke und für das Laser Zentrum Hannover Dr. Andreas Ostendorf.

Das neue Kompetenzzentrum soll langfristige und kontinuierliche Forschungs- und Entwicklungsaufgaben im Bereich Reparaturverfahren und Reparaturprozesse für Flugtriebwerke durchführen, heißt es im Vertrag. Gemeinsam will man unter anderem die Wettbewerbsfähigkeit der Partner stärken, für Praxisnähe der Hochschulforschung sorgen und die Ausbildung des wissenschaftlichen Nachwuchses fördern.

Dr. Rainer Martens erklärte anlässlich der Vertragsunterzeichnung: „Wir wollen unsere Kooperation auf eine langfristige und noch profundere Basis stellen. Uns verbindet seit vielen Jahren eine erfolgreiche Partnerschaft; mit dem neuen Kompetenzzentrum starten wir jetzt in ein neues Zeitalter." Für die MTU ist die neue Einrichtung das sechste Kompetenzzentrum in Deutschland; an fünf Standorten arbeitet sie mit insgesamt 21 Instituten zusammen. Martens: „Uns ist es sehr wichtig, die universitäre Lehre und Ausbildung an der Leibniz Universität Hannover zu unterstützen."

Prof. Dr. Erich Barke, ergänzte: „Wir freuen uns, dass die wissenschaftlichen Ansätze unserer Universität und des Laser Zentrums Hannover im Rahmen des Kompetenzzentrums "Maintenance, Repair & Overhaul" durch die Zusammenarbeit mit der MTU inhaltlich bereichert und direkt der industriellen Umsetzung zugeführt werden. Dies ist ein wichtiger Beitrag zum Ausbau der Beziehungen zwischen Wissenschaft und Wirtschaft in der Region."

Auf Hochschulseite sind die Institute für Fertigungstechnik und Werkzeugmaschinen, für Werkstoffkunde sowie für Turbomaschinen und Fluid-Dynamik beteiligt. Bei Bedarf können noch weitere Fachrichtungen eingebunden werden. Bei der MTU arbeiten ebenfalls mehrere Disziplinen zusammen.

Die Leibniz Universität Hannover ist mit ihren 21.000 Studierenden (Wintersemester 2007/08) die zweitgrößte Universität Niedersachsens. Sie ist eine breit aufgestellte Universität mit technischem Schwerpunkt und verfügt insgesamt über neun Fakultäten mit mehr als 70 Studiengängen. An der Leibniz Universität Hannover sind 320 Professorinnen und Professoren sowie 3.300 wissenschaftliche und nicht-wissenschaftliche Mitarbeiterinnen und Mitarbeiter beschäftigt. Im Jahre 2007 konnten Drittmittel im Umfang von 62,8 Millionen Euro eingeworben werden.

Die MTU Aero Engines ist mit 7.100 Mitarbeitern Deutschlands führender Triebwerkshersteller und einer der großen der Branche. Im vergangenen Geschäftsjahr 2007 wurde ein Umsatz in Höhe von knapp 2,6 Milliarden Euro gemacht. Bei der Instandhaltung ziviler Triebwerke ist sie der weltweit größte unabhängige Anbieter. Im militärischen Bereich ist das Unternehmen der

Systempartner für fast alle Flugtriebwerke der Bundeswehr. Technologisch nimmt die MTU einen Spitzenplatz ein. Ihre Paradedisziplinen sind die Niederdruckturbinen- und Hochdruckverdichtertechnologien, Triebwerksregelungen sowie Herstell- und Reparaturverfahren.

Ansprechpartner

MTU Aero Engines
Martina Vollmuth
Pressesprecherin
Tel.: +49 (0) 89 14 89-5333
E-Mail: Martina.Vollmuth@.mtu.de

Leibniz Universität Hannover
Dr. Stefanie Beier
Pressesprecherin
Tel.: +49 (0) 511 762 - 5355
E-Mail: stefanie.beier@pressestelle.uni-hannover.de

FERINO, Petra

RECEIVED
2008 APR 28 A 8:19
OFFICE OF INTERNATIONAL CORPORATE

Von: newsroom@dgap.de

Gesendet: Montag, 31. März 2008 11:13

An: FERINO, Petra

Betreff: Bestaetigung ueber die Veröffentlichung einer Gesamtstimmrechtsmitteilung gemäß§ 26a WpHG / Confirmation of Publication: Total Voting Rights announcement


EquityStory AG
DGAP
ONLINE INVESTOR RELATIONS

Bestätigung über die Veröffentlichung einer Gesamtstimmrechtsmitteilung für Emittent:

MTU Aero Engines Holding AG

Sehr geehrte Damen und Herren,

der oben genannte Emittent hat soeben über unser System die Veröffentlichung Gesamtstimmrechtsmitteilung vorgenommen.

Die Mitteilung wurde an die BaFin und das Unternehmensregister übermittelt.

Mit freundlichen Grüßen

Ihr DGAP-Newsroom-Team

-

Confirmation of Publication: Total Voting Rights announcement

MTU Aero Engines Holding AG

Dear Sirs and Madams,

The above stated issuer has distributed a Total Voting Rights announcement via the IR.COCKPIT.

The announcement has been transmitted to BaFin and Unternehmensregister.

Kind regards

DGAP Newsroom Team

Anlagen / Attachments:

Mitteilung / Announcement (Deutsch / German)

Mitteilung / Announcement (Englisch / English)

Verbreitungsnetzwerk / Distribution network

Mitteilung

DGAP Veröffentlichung der Gesamtzahl der Stimmrechte: MTU Aero Engines Holding AG
Veröffentlichung der Gesamtzahl der Stimmrechte

MTU Aero Engines Holding AG: Veröffentlichung der Gesamtzahl der Stimmrechte nach § 26a WpHG mit dem Ziel der europaweiten Verbreitung

31.03.2008
Veröffentlichung der Gesamtzahl der Stimmrechte nach § 26a WpHG übermittelt durch die DGAP - ein Unternehmen der EquityStory AG.
Für den Inhalt der Mitteilung ist der Emittent verantwortlich.

Hiermit teilt die MTU Aero Engines Holding AG mit, dass die Gesamtzahl der Stimmrechte am Ende des Monats März 2008 insgesamt 52000000 Stimmrechte beträgt.

Ende der Veröffentlichung der Gesamtzahl der Stimmrechte DGAP Meldepflichten-Service

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-

Sprache:	Deutsch
Emittent:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

Ende der Mitteilung DGAP Meldepflichten-Service

-

Ende der Mitteilung

DGAP Meldepflichten-Service
DGAP Meldepflichten-Service ist ein Service der DGAP mbH, ein Unternehmen der EquityStory AG. Die EquityStory AG haftet nicht bei Fehlern oder Störungen im Dienstbetrieb, bei Lieferschwierigkeiten oder bei inhaltlichen oder textlichen Fehlern. Im übrigen gelten unsere AGB. Wenn Sie die Inhalte der Dienste DGAP mbH weitergeben, speichern oder gewerblich nutzen möchten, wenden Sie sich bitte an unseren Nachrichtenvertrieb unter Tel: +49-89-210298-33.

Announcement

DGAP Total Voting Rights announcement: MTU Aero Engines Holding AG
Total Voting Rights announcement

MTU Aero Engines Holding AG: Release according to Article 26a of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution

31.03.2008
Release of a Total Voting Rights announcement according to Article 26a of the WpHG transmitted by DGAP - a company of EquityStory AG.
The issuer is solely responsible for the content of this announcement.

MTU Aero Engines Holding AG hereby announces that at the end of the month March 2008 the number of Voting Rights amounts to a total of 52000000 Voting Rights.

End of Total Voting Rights announcement DGAP regulatory service

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-

Language:	English
Issuer:	MTU Aero Engines Holding AG Dachauer Straße 665 80995 München Deutschland
Internet:	www.mtu.de

-

End of news DGAP regulatory service

-

End of news

DGAP regulatory service

Verbreitungsnetzwerk / Distribution network: TUG-Garantie /TUG-Garantee

Diese Mitteilung wurde folgenden Medien zugeleitet
This announcement has been distributed to the following media

Elektronische Verbreitungssysteme / Electronic news wires:

Verbreitungssystem / News wire	Einspeisung / Release
Bloomberg	31.03.2008 11:10
Reuters	31.03.2008 11:10
vwd	31.03.2008 11:10

Auswahl aus dem deutschen Medienbündel:

Medium / Media	Zuleitung / Distribution
Dow Jones	31.03.2008 11:10
dpa-afx	31.03.2008 11:10
dgap.de	31.03.2008 11:10
FTD	31.03.2008 11:10

Europäische Medien / European media:

Land / Country		Medium / Media	Medium / Media
	Belgien	L'Echo	31.03.2008 11:10
	Belgien	De Tijd	31.03.2008 11:10
	Belgien	Belga	31.03.2008 11:10
	Bulgarien	Pari	31.03.2008 11:10
	Bulgarien	econ.bg	31.03.2008 11:10
	Bulgarien	BTA	31.03.2008 11:10
	Dänemark	Borsen	31.03.2008 11:10
	Dänemark	ErhvervsBladet	31.03.2008 11:10
	Estland	Postimees	31.03.2008 11:10
	Estland	Eesti Ekspress	31.03.2008 11:10
	Estland/Lettland/Litauen	BNS	31.03.2008 11:10
	Finnland	Kauppalehti Oy	31.03.2008 11:10
	Finnland	Helsingin Sanomat	31.03.2008 11:10
	Frankreich	Les Echos	31.03.2008 11:10
	Frankreich	boursier.com	31.03.2008 11:10
	Frankreich	AFP	31.03.2008 11:10
	Griechenland	Express	31.03.2008 11:10
	Griechenland	Reporter.gr	31.03.2008 11:10
	Griechenland	ANA	31.03.2008 11:10
	Großbritannien	The Financial Times	31.03.2008 11:10
	Großbritannien	FT.com	31.03.2008 11:10
	Großbritannien/Irland	Press Association	31.03.2008 11:10

Irland	Irish Independent	31.03.2008 11:10
Irland	The Irish Times	31.03.2008 11:10
Island	Vidskiptabladid	31.03.2008 11:10
Island	mbl.is	31.03.2008 11:10
Italien	Il Sole 24 Ore	31.03.2008 11:10
Italien	AGI	31.03.2008 11:10
Kroatien	Poslovni dnevnik	31.03.2008 11:10
Kroatien	Banka magazine	31.03.2008 11:10
Kroatien	Hina	31.03.2008 11:10
Lettland	Dienas Bizness	31.03.2008 11:10
Lettland	FinanceNet	31.03.2008 11:10
Liechtenstein	Liechtensteiner Volksblatt	31.03.2008 11:10
Liechtenstein	Radio Liechtenstein	31.03.2008 11:10
Litauen	Verslo Zinios	31.03.2008 11:10
Luxemburg	Luxemburger Wort	31.03.2008 11:10
Luxemburg	wort.lu	31.03.2008 11:10
Malta	Independent	31.03.2008 11:10
Malta	The Times of Malta	31.03.2008 11:10
Niederlande	Financieele Dagblad	31.03.2008 11:10
Niederlande	IEX.nl	31.03.2008 11:10
Niederlande	ANP	31.03.2008 11:10
Norwegen	aftenposten.no	31.03.2008 11:10
Norwegen	Aftenposten	31.03.2008 11:10
Norwegen	NTB	31.03.2008 11:10

Polen	Gazeta Prawna	31.03.2008 11:10
Polen	Parkiet	31.03.2008 11:10
Polen	PAP	31.03.2008 11:10
Portugal	Expresso	31.03.2008 11:10
Portugal	Lusa	31.03.2008 11:10
Portugal	Diario Economico	31.03.2008 11:10
Rumänien	Capital	31.03.2008 11:10
Rumänien	Ziarul financiar	31.03.2008 11:10
Rumänien	Rompres	31.03.2008 11:10
Schweden	Dagens Industri	31.03.2008 11:10
Schweden	e24	31.03.2008 11:10
Schweden	TT	31.03.2008 11:10
Schweiz	AWP	31.03.2008 11:10
Schweiz	Finanz und Wirtschaft	31.03.2008 11:10
Schweiz	finanzinfo.ch	31.03.2008 11:10
Skandinavien / Baltikum	OMX Group	31.03.2008 11:10
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elektronischer

Bundesanzeiger

RECEIVED
2008 APR 28 A 8: 19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Die auf den folgenden Seiten gedruckte Bekanntmachung entspricht der Veröffentlichung im Elektronischen Bundesanzeiger.

Daten zur Veröffentlichung:

Veröffentlichungsmedium:	Internet
Internet-Adresse:	www.ebundesanzeiger.de
Veröffentlichungsdatum:	14. April 2008
Rubrik:	Aktiengesellschaften
Art der Bekanntmachung:	Aufsichtsrat
Veröffentlichungspflichtiger:	MTU Aero Engines Holding AG, München
Fondsname:	
ISIN:	
Auftragsnummer:	080412024980
Verlagsadresse:	Bundesanzeiger Verlagsges. mbH, Amsterdamer Straße 192, 50735 Köln

Dieser Beleg über eine Veröffentlichung im elektronischen Bundesanzeiger hat Dokumentencharakter für Nachweiszwecke. Wir empfehlen daher, diesen Beleg aufzubewahren. Zusätzliche beim Verlag angeforderte Belege sind **kostenpflichtig**.

MTU Aero Engines Holding AG

München

Bekanntmachung gemäß § 19 MitbestG

Die Amtszeit des derzeitigen Aufsichtsrats endet mit Ablauf der am 30. April 2008 stattfindenden Hauptversammlung. Für die Zeit nach dieser Hauptversammlung sind in der Wahl vom 10. April 2008 gemäß den Vorschriften des MitbestG die nachstehenden Aufsichtsratsmitglieder der Arbeitnehmer und deren Ersatzmitglieder gewählt worden:

Aufsichtsratsmitglieder der Arbeitnehmer i.S.d. § 3 Abs. 1 Nr. 1 MitbestG:

Herr Josef Hillreiner

Herr Michael Behé

Herr Rudolf Domberger

Es wurden keine Ersatzmitglieder gewählt.

Aufsichtsratsmitglieder der Arbeitnehmer i.S.d. § 3 Abs. 1 Nr. 2 MitbestG (leitende Angestellte):

Herr Thomas Dautl
Ersatzmitglied: Frau Dr. Pamela Wehlitz

Aufsichtsratsmitglieder als Vertreter der Gewerkschaften:

Herr Michael Leppek

Frau Babette Fröhlich

Es wurden keine Ersatzmitglieder gewählt.

München, den 11. April 2008

MTU Aero Engines Holding AG

Der Vorstand

URNr. J0742/2008

Vom 7. April 2008

Satzung

der

MTU Aero Engines Holding AG

Erster Teil:

Allgemeines

§ 1
Firma, Sitz, Geschäftsjahr

(1) Die Firma der Gesellschaft lautet:

MTU Aero Engines Holding AG

(2) Sie hat ihren Sitz in München.

(3) Das Geschäftsjahr der Gesellschaft beginnt am 1. Januar eines Jahres und endet am 31. Dezember desselben Jahres.

§ 2
Gegenstand des Unternehmens

(1) Gegenstand des Unternehmens ist die Leitung einer Gruppe in- und ausländischer Beteiligungsgesellschaften, die auf den Gebieten

(a) der Entwicklung, Herstellung, Instandhaltung, Reparatur und dem Vertrieb von Gasturbinen sowie deren Regelungs- und Überwachungseinrichtungen einschließlich deren Zubehör und Ersatzteilen für Luftfahrzeuge sowie für stationäre Verwendung,

(b) der Entwicklung, Herstellung und dem Erwerb und Vertrieb anderer industrieller Erzeugnisse und .

(c) der Erbringung von Dienstleistungen, die im Zusammenhang mit der Entwicklung, Herstellung, Instandhaltung, Reparatur und dem Vertrieb vorerwähnter Erzeugnisse stehen,

tätig sind.

(2) Die Gesellschaft kann auf den vorbezeichneten Gebieten auch selbst tätig werden oder sich auf die Verwaltung ihrer Beteiligung beschränken.

(3) Die Gesellschaft darf alle Geschäfte betreiben und Handlungen vornehmen, die geeignet sind, dem Gesellschaftszweck unmittelbar oder mittelbar zu dienen. In diesem Rahmen darf die Gesellschaft andere Unternehmen gründen, übernehmen und sich an ihnen beteiligen. Die Gesellschaft darf im In- und Ausland Zweigniederlassungen unter gleicher oder anderer Firma errichten.

§ 3
Bekanntmachungen und Informationen

(1) Die Bekanntmachungen der Gesellschaft erfolgen im elektronischen Bundesanzeiger.

(2) Die Gesellschaft ist berechtigt, ihren Aktionären Informationen im Wege der Datenfernübertragung zu übermitteln.

Zweiter Teil:
Grundkapital und Aktien

§ 4
Grundkapital

(1) Das Grundkapital der Gesellschaft beträgt EUR 52.000.000,- (in Worten: Euro zweiundfünfzig Millionen) und ist eingeteilt in 52.000.000 Stückaktien ohne Nennwert. Die Aktien lauten auf den Namen.
Das Grundkapital wurde in Höhe von € 40.000.000,00 (in Worten: Euro vierzig Millionen) als Sacheinlage durch Formwechsel gem. §§ 190 ff. UmwG der bisherigen MTU Aero Engines Erste Holding GmbH in die MTU Aero Engines Holding AG erbracht.

(2) Bei Ausgabe neuer Aktien kann der Beginn der Gewinnbeteiligung abweichend von § 60 AktG festgesetzt werden.

(3) Die Form der Aktienurkunden, der Gewinnanteil- und Erneuerungsscheine setzt der Vorstand mit Zustimmung des Aufsichtsrates fest.

(4) Der Anspruch eines Aktionärs auf Verbriefung seines Anteils ist ausgeschlossen.

(5) Der Vorstand der Gesellschaft ist ermächtigt, das Grundkapital bis zum 29. Mai 2010 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer, auf den Namen lautender Stückaktien gegen Bareinlage einmalig oder mehrmals um bis zu insgesamt € 5.500.000,00 (in Worten: Euro fünf Millionen fünfhunderttausend) zu erhöhen (Genehmigtes Kapital I 2005).

Den Aktionären ist ein Bezugsrecht zu gewähren. Der Vorstand ist jedoch ermächtigt, mit Zustimmung des Aufsichtsrats Spitzenbeträge vom Bezugsrecht der Aktionäre auszunehmen und dieses Bezugsrecht mit Zustimmung des Aufsichtsrats auch auszuschließen, soweit es erforderlich ist, um den Inhabern von Wandlungs- bzw. Optionsrechten in auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG ein Bezugsrecht in dem Umfang gewähren zu können, wie es ihnen nach Ausübung ihrer Wandlungs- bzw. Optionsrechte zustehen würde. Der Vorstand ist ferner ermächtigt, mit Zustimmung des Aufsichtsrats das Bezugsrecht der Aktionäre auszuschließen, wenn der Ausgabebetrag den Börsenpreis nicht wesentlich unterschreitet. Diese Ermächtigung gilt jedoch nur mit der Maßgabe, dass die unter Ausschluss des Bezugsrechts gemäß § 186 Abs. 3 Satz 4 Aktiengesetz ausgegebenen Aktien insgesamt 10% des im Zeitpunkt des Wirksamwerdens der Ermächtigung bestehenden Grundkapitals nicht überschreiten dürfen. Auf diese Begrenzung auf 10% des Grundkapitals ist eine seit Wirksamwerden der Ermächtigung erfolgende Gewährung von Options- bzw. Wandlungsrechten auf Aktien der Gesellschaft unter Bezugsrechtsausschluss entsprechend § 186 Abs. 3 Satz 4 Aktiengesetz sowie die Veräußerung eigener Aktien unter Ausschluss des Bezugsrechts entsprechend § 186 Abs. 3 Satz 4 Aktiengesetz anzurechnen.

Der Vorstand ist ermächtigt, mit Zustimmung des Aufsichtsrats den weiteren Inhalt der Aktienrechte und die Bedingungen der Aktienausgabe festzulegen.

Der Aufsichtsrat ist ermächtigt, die Fassung der Satzung nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals aus dem Genehmigten Kapital I 2005 oder nach Ablauf der Ermächtigungsfrist entsprechend dem Umfang der Kapitalerhöhung aus dem Genehmigten Kapital I 2005 anzupassen.

(6) Der Vorstand ist ermächtigt, das Grundkapital der Gesellschaft bis zum 29. Mai 2010 mit Zustimmung des Aufsichtsrats durch Ausgabe neuer, auf den Namen lautender Stückaktien gegen Bar- und/oder Sacheinlage einmalig oder mehrmals um bis zu insgesamt € 19.250.000,00 (in Worten: Euro neun-

zehn Millionen zweihundertfünfzigtausend) zu erhöhen (Genehmigtes Kapital II 2005).

Bei Aktienausgabe gegen Sacheinlage zum Zwecke des (auch mittelbaren) Erwerbs von Unternehmen, Unternehmensteilen oder Beteiligungen an Unternehmen ist der Vorstand ermächtigt, das Bezugsrecht der Aktionäre mit Zustimmung des Aufsichtsrats auszuschließen. Zudem ist der Vorstand ermächtigt, dieses Bezugsrecht mit Zustimmung des Aufsichtsrats auch auszuschließen, soweit es erforderlich ist, um den Inhabern von Wandlungs- bzw. Optionsrechten in auf den Namen lautende Stückaktien der MTU Aero Engines Holding AG ein Bezugsrecht in dem Umfang gewähren zu können, wie es ihnen nach Ausübung ihrer Wandlungs- bzw. Optionsrechte zustehen würde.

Im Übrigen ist den Aktionären ein Bezugsrecht zu gewähren. Der Vorstand ist jedoch ermächtigt, mit Zustimmung des Aufsichtsrats Spitzenbeträge vom Bezugsrecht der Aktionäre auszunehmen.

Außerdem ist der Vorstand ermächtigt, mit Zustimmung des Aufsichtsrats den weiteren Inhalt der Aktienrechte und die Bedingungen der Aktienausgabe festzulegen.

Der Aufsichtsrat ist ermächtigt, die Fassung der Satzung nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals aus dem Genehmigten Kapital II 2005 oder nach Ablauf der Ermächtigungsfrist entsprechend dem Umfang der Kapitalerhöhung aus dem Genehmigten Kapital II 2005 anzupassen.

(7) Das Grundkapital der Gesellschaft ist um bis zu € 19.250.000,00 (in Worten: Euro neunzehn Millionen zweihundertfünfzigtausend) durch Ausgabe von bis zu 19.250.000 neuen, auf den Namen lautenden Stückaktien bedingt erhöht.
Die bedingte Kapitalerhöhung dient der Gewährung von Aktien an die Inhaber bzw. Gläubiger von Wandel- und/oder Optionsschuldverschreibungen, die gemäß der von der Hauptversammlung der Gesellschaft am 30. Mai 2005 (unter Berücksichtigung der am 31. Mai 2005 erfolgten Klarstellung) beschlossenen Ermächtigung begeben werden. Die Ausgabe erfolgt zu dem gemäß dieser Ermächtigung jeweils festzulegenden Wandlungs- bzw. Optionspreis.
Die bedingte Kapitalerhöhung wird nur insoweit durchgeführt, wie die Inhaber bzw. Gläubiger von Wandlungsrechten oder Optionsscheinen die von der Gesellschaft oder von einer unmittelbaren oder mittelbaren Beteiligungsgesellschaft aufgrund des Ermächtigungsbeschlusses der außerordentlichen Hauptversammlung vom 30. Mai 2005 (unter Berücksichtigung der am 31. Mai 2005 erfolgten Klarstellung) bis zum 29. Mai 2010 ausgegebenen Wandel- und/oder Optionsschuldverschreibungen beigefügt sind, von ihren Wandlungs- bzw. Optionsrechten Gebrauch machen oder die zur Wandlung verpflichteten Inhaber bzw. Gläubiger der von der Gesellschaft

oder durch eine ihrer unmittelbaren oder mittelbaren Beteiligungsgesellschaften aufgrund des Ermächtigungsbeschlusses der außerordentlichen Hauptversammlung vom 30. Mai 2005 (unter Berücksichtigung der am 31. Mai 2005 erfolgten Klarstellung) bis zum 29. Mai 2010 ausgegebenen Wandelschuldverschreibungen ihre Pflicht zur Wandlung erfüllen, und soweit nicht eigene Aktien zur Bedienung eingesetzt werden. Derart ausgegebene Aktien nehmen von Beginn des Geschäftsjahres an, indem sie durch Ausübung von Wandlungs- bzw. Optionsrechten oder durch die Erfüllung von Wandlungspflichten entstehen, am Gewinn teil.
Der Aufsichtsrat wird ermächtigt, die Fassung der Satzung nach vollständiger oder teilweiser Durchführung der Erhöhung des Grundkapitals aus dem bedingten Kapital entsprechend dem Umfang der Kapitalerhöhung aus dem bedingten Kapital anzupassen.

Dritter Teil: Vorstand

§ 5 Zusammensetzung des Vorstands

(1) Der Vorstand besteht aus mindestens zwei Mitgliedern. Die Anzahl der Vorstandsmitglieder bestimmt im Übrigen der Aufsichtsrat. Der Aufsichtsrat kann stellvertretende Vorstandsmitglieder bestellen.

(2) Der Vorstand wählt aus seiner Mitte einen Sprecher, sofern nicht der Aufsichtsrat ein Vorstandsmitglied zum Vorsitzenden des Vorstands ernennt.

(3) Der Aufsichtsrat erlässt die Geschäftsordnung für den Vorstand sowie den Katalog der zustimmungsbedürftigen Geschäfte.

§ 6 Vertretungsmacht

(1) Die Gesellschaft wird vertreten

- durch zwei Vorstandsmitglieder oder
- durch ein Vorstandsmitglied in Gemeinschaft mit einem Prokuristen.

(2) Der Aufsichtsrat kann alle oder einzelne Vorstandsmitglieder und zur gesetzlichen Vertretung gemeinsam mit einem Vorstandsmitglied berechtigte

Prokuristen von dem Verbot der Mehrfachvertretung gem. § 181 2. Alt. BGB befreien; § 112 AktG bleibt unberührt.

Vierter Teil
Der Aufsichtsrat

§ 7
Zusammensetzung des Aufsichtsrats

(1) Der Aufsichtsrat besteht aus zwölf Mitgliedern, und zwar aus sechs Mitgliedern, die von der Hauptversammlung gewählt werden und sechs Mitgliedern, die von den Arbeitnehmern nach dem Mitbestimmungsgesetz 1976 gewählt werden. Dem Aufsichtsrat dürfen nicht mehr als zwei ehemalige Mitglieder des Vorstands angehören.

(2) Soweit die Hauptversammlung nicht bei der Wahl einen kürzeren Zeitraum beschließt, werden die Aufsichtsratsmitglieder und gegebenenfalls die Ersatzmitglieder bis zur Beendigung der ordentlichen Hauptversammlung bestellt, die über die Entlastung für das vierte Geschäftsjahr nach dem Beginn der Amtszeit beschließt. Das Jahr, in welchem die Amtszeit beginnt, wird nicht mitgerechnet.

(3) Die Wahl eines Nachfolgers eines vor Ablauf der Amtszeit ausgeschiedenen Aufsichtsratsmitglieds erfolgt für den Rest der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds, soweit die Hauptversammlung die Amtszeit des Nachfolgers nicht abweichend bestimmt.

(4) Mit der Wahl eines Aufsichtsratsmitglieds kann gleichzeitig ein Ersatzmitglied bestellt werden, das in den Aufsichtsrat nachrückt, wenn das Aufsichtsratsmitglied vor Ablauf seiner Amtszeit ausscheidet, ohne dass ein Nachfolger bestellt ist. Das Amt eines in den Aufsichtsrat nachgerückten Aufsichtsratsmitglieds der Anteilseigner erlischt, sobald ein Nachfolger für das ausgeschiedene Aufsichtsratsmitglied bestellt ist, spätestens mit Ablauf der Amtszeit des ausgeschiedenen Aufsichtsratsmitglieds.

(5) Jedes Mitglied oder Ersatzmitglied des Aufsichtsrats kann sein Amt durch eine an den Vorsitzenden des Aufsichtsrats oder an den Vorstand zu richtende schriftliche Erklärung mit Wirkung zum Ende des auf die Erklärung folgenden Kalendermonats auch ohne wichtigen Grund niederlegen. Der Vorsitzende des Aufsichtsrats – oder im Falle einer Amtsniederlegung durch den Vorsitzenden sein Stellvertreter – kann einer Verkürzung der vorgenannten

Niederlegungsfrist oder einem Verzicht auf die Wahrung der Niederlegungsfrist zustimmen.

(6) Die Amtszeit eines Aufsichtsratsmitglieds endet in jedem Fall mit Ablauf der ordentlichen Hauptversammlung, die auf die Vollendung des 70. Lebensjahres folgt.

§ 8
Der Vorsitzende des Aufsichtsrats und sein Stellvertreter

(1) Der Aufsichtsrat wählt nach Maßgabe des § 27 Abs. 1 und 2 MitbestG 1976 aus seiner Mitte einen Vorsitzenden und einen Stellvertreter für die in § 7 Abs. 2 dieser Satzung bestimmte Amtszeit. Die Wahl erfolgt im Anschluss an die Hauptversammlung, in der die von der Hauptversammlung zu wählenden Aufsichtsratsmitglieder der Anteilseigner bestellt worden sind, in einer ohne besondere Einberufung stattfindenden Sitzung. Scheidet der Vorsitzende oder sein Stellvertreter vor Ablauf der Amtszeit aus seinem Amt aus, so hat der Aufsichtsrat eine Neuwahl für die restliche Amtszeit des Ausgeschiedenen vorzunehmen.

(2) Willenserklärungen des Aufsichtsrats und seiner Ausschüsse werden namens des Aufsichtsrats durch den Vorsitzenden oder, im Falle seiner Verhinderung, durch dessen Stellvertreter abgegeben.

§ 9
Geschäftsordnung und Ausschüsse

(1) Der Aufsichtsrat gibt sich im Rahmen der zwingenden gesetzlichen Vorschriften und der Bestimmungen dieser Satzung eine Geschäftsordnung.

(2) Unmittelbar nach der Wahl des Vorsitzenden und seines Stellvertreters bildet der Aufsichtsrat zur Wahrnehmung der in § 31 Abs. 3 MitbestG 1976 bezeichneten Aufgabe einen Ausschuss, dem der Vorsitzende, sein Stellvertreter sowie je ein von den Mitgliedern der Arbeitnehmer und von den Mitgliedern der Anteilseigner mit der Mehrheit der abgegebenen Stimmen gewähltes Mitglied angehören. Der Aufsichtsrat kann aus seiner Mitte weitere Ausschüsse bilden und deren Aufgaben und Befugnisse festsetzen. Den Ausschüssen können auch Entscheidungsbefugnisse übertragen werden. Für ihr Verfahren gelten die §§ 10 und 11 entsprechend. Dies gilt auch für das Zweitstimmrecht gemäß § 11 Abs. 4, das dem jeweiligen Ausschussvorsitzenden zusteht, nicht aber seinem Stellvertreter.

(3) Der Aufsichtsrat und die Ausschüsse können sich bei der Wahrnehmung ihrer Aufgaben der Unterstützung sachverständiger Personen bedienen. Sie können zu ihren Sitzungen Sachverständige und Auskunftspersonen hinzuziehen.

§ 10
Einberufung

(1) Die Sitzungen des Aufsichtsrats werden durch den Vorsitzenden, im Falle seiner Verhinderung durch dessen Stellvertreter, mit einer Frist von vierzehn Tagen einberufen. Dies kann mündlich, schriftlich, fernschriftlich, fernmündlich oder durch den Einsatz moderner Telekommunikationsmittel (e-Mail etc.) erfolgen. Bei der Berechnung der Frist werden der Tag der Absendung der Einladung und der Tag der Sitzung nicht mitgerechnet. In dringenden Fällen kann der Vorsitzende die Frist abkürzen.

(2) Mit der Einladung sind die Gegenstände der Tagesordnung mitzuteilen und Beschlussvorschläge zu übermitteln. Ergänzungen der Tagesordnung müssen, falls nicht ein dringender Fall vorliegt, bis zum siebten Tag vor der Sitzung mitgeteilt werden.

(3) Der Vorsitzende des Aufsichtsrats oder im Falle von dessen Verhinderung sein Stellvertreter kann eine einberufene Sitzung nach pflichtgemäßem Ermessen aufheben oder verlegen.

§ 11
Beschlussfassung

(1) Der Aufsichtsrat ist beschlussfähig, wenn alle Mitglieder ordnungsgemäß eingeladen sind und mindestens die Hälfte der Mitglieder, aus denen er insgesamt zu bestehen hat, an der Beschlussfassung teilnimmt. Ein Mitglied nimmt auch dann an der Beschlussfassung teil, wenn es sich der Stimme enthält. Die Beschlussfassung über einen Gegenstand der Tagesordnung, der nicht rechtzeitig angekündigt war, ist nur zulässig, wenn kein anwesendes Mitglied des Aufsichtsrats der Beschlussfassung widerspricht. Abwesenden Aufsichtsratsmitgliedern ist in einem solchen Falle Gelegenheit zu geben, binnen einer vom Vorsitzenden festzusetzenden angemessenen Frist der Beschlussfassung zu widersprechen. Der Beschluss wird erst wirksam, wenn keines der abwesenden Aufsichtsratsmitglieder innerhalb der vom Vorsitzenden festgesetzten Frist widerspricht.

(2) Den Vorsitz führt der Vorsitzende des Aufsichtsrats oder, im Falle seiner Verhinderung, dessen Stellvertreter. Der Vorsitzende bestimmt die Reihenfolge, in der die Gegenstände der Tagesordnung verhandelt werden, sowie die Art und Reihenfolge der Abstimmungen. Bei Stimmengleichheit entscheidet er, ob eine erneute Abstimmung in derselben Sitzung erfolgt.

(3) Beschlüsse des Aufsichtsrats werden mit einfacher Stimmenmehrheit gefaßt, soweit das Gesetz nichts anderes bestimmt. Dies gilt auch für Wahlen.

(4) Ergibt eine Abstimmung Stimmengleichheit, so hat bei einer erneuten Abstimmung über denselben Gegenstand der Vorsitzende des Aufsichtsrats, wenn auch sie Stimmengleichheit ergibt, zwei Stimmen. Dem stellvertretenden Aufsichtsratsvorsitzenden steht das Zweitstimmrecht nicht zu.

(5) Ein abwesendes Aufsichtsratsmitglied kann seine schriftliche Stimmabgabe durch ein anderes Aufsichtsratsmitglied überreichen lassen. Dies gilt auch für die Abgabe der zweiten Stimme des Vorsitzenden des Aufsichtsrats.

(6) Beschlüsse werden regelmäßig in Sitzungen gefasst. Außerhalb von Sitzungen ist eine Beschlussfassung durch schriftliche, telegraphische, fernmündliche, fernschriftliche Stimmabgabe, auch unter Einsatz moderner Telekommunikationsmittel (Telefon- und Videokonferenzen, e-Mail etc.), zulässig, wenn sie der Vorsitzende des Aufsichtsrats oder im Verhinderungsfall dessen Stellvertreter aus besonderen Gründen anordnet oder sich sämtliche Aufsichtsratsmitglieder an der Abstimmung beteiligen.

(7) Die Unwirksamkeit eines Aufsichtsratsbeschlusses kann nur innerhalb eines Monats nach Kenntnis des Beschlusses durch Klage geltend gemacht werden.

(8) Über die Beschlüsse und Sitzungen des Aufsichtsrats und seiner Ausschüsse ist eine Niederschrift zu fertigen, die von dem Leiter der jeweiligen Sitzung oder im Falle des § 11 Abs. 6 vom Vorsitzenden des Aufsichtsrats oder im Verhinderungsfall von dessen Stellvertreter zu unterzeichnen ist.

§ 12
Vergütung der Aufsichtsratsmitglieder

(1) Die Mitglieder des Aufsichtsrats erhalten eine feste, nach Ablauf des Geschäftsjahres zahlbare Jahresvergütung in Höhe von € 30.000,-- (in Worten: Euro dreißigtausend).

(2) Die Vergütung beträgt für den Vorsitzenden das Dreifache und für seinen Stellvertreter das Eineinhalbfache der Vergütung nach Abs. 1.

(3) Mitglieder des Aufsichtsrats, die einem Ausschuss angehören, erhalten über die Vergütung gemäß Abs. 1 hinaus zusätzlich € 5.000,-- (in Worten. Euro fünftausend) und, sofern sie den Vorsitz des Ausschusses innehaben, zusätzlich weitere € 10.000,-- (in Worten: Euro zehntausend). Dies gilt nicht für die Mitgliedschaft in dem zur Wahrnehmung der in § 31 Abs. 3 MitbestG 1976 bezeichneten Aufgabe gebildeten Ausschuss, die mit keiner zusätzlichen Vergütung verbunden ist.

(4) Mitglieder des Aufsichtsrats, die nur während eines Teils des Geschäftsjahres dem Aufsichtsrat angehören oder die in Abs. 2 bezeichneten Funktionen wahrgenommen haben, erhalten für jeden angefangenen Monat eine anteilige Vergütung.

(5) Zusätzlich zu der Jahresvergütung erhalten die Mitglieder des Aufsichtsrats für Sitzungen des Aufsichtsrats und eines seiner Ausschüsse, denen sie angehören, ein Sitzungsgeld in Höhe von € 3.000,-- (in Worten: Euro dreitausend) pro Sitzung, jedoch höchstens € 3.000,-- je Kalendertag.

(6) Die Gesellschaft erstattet den Aufsichtsratsmitgliedern auf Nachweis erforderliche Auslagen. Die Umsatzsteuer wird von der Gesellschaft erstattet, soweit die Mitglieder des Aufsichtsrats berechtigt sind, die Umsatzsteuer gesondert in Rechnung zu stellen und dieses Recht ausüben.

(7) Die Gesellschaft gewährt den Aufsichtsratsmitgliedern angemessenen Versicherungsschutz; insbesondere schließt die Gesellschaft zugunsten der Aufsichtsratsmitglieder eine D&O-Versicherung ab.

§ 13
Änderungen der Satzungsfassung

Der Aufsichtsrat ist befugt, Änderungen der Satzung, die nur deren Fassung betreffen, zu beschließen.

Fünfter Teil:
Die Hauptversammlung

§ 14
Einberufung der Hauptversammlung

(1) Die Hauptversammlung findet am Sitz der Gesellschaft, in einer Stadt im Bundesgebiet mit mehr als 100.000 Einwohnern oder im Umkreis von 50 Kilometern um den Sitz der Gesellschaft statt.

(2) Die Hauptversammlung wird mindestens 30 Tage vor dem Ende der Frist für die Anmeldung gemäß § 15 Abs. 1 einberufen. Der Tag der Einberufung und der Tag, bis zu dessen Ablauf die Anmeldung zu erfolgen hat, werden hierbei nicht mitgerechnet.

§ 15
Recht zur Teilnahme an der Hauptversammlung

(1) Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind nur diejenigen Aktionäre berechtigt, die im Aktienregister der Gesellschaft eingetragen sind und ihre Aktien spätestens am 7. Tag vor der Hauptversammlung bei der Gesellschaft schriftlich, per Telefax oder in einer anderen vom Vorstand in der Einladung zur jeweiligen Hauptversammlung bestimmten (z.B. elektronischen) Weise angemeldet haben. Der Vorstand kann in der Einladung zur jeweiligen Hauptversammlung einen späteren Anmeldetermin bestimmen.

§ 16
Stimmrecht

(1) Jede Stückaktie gewährt in der Hauptversammlung eine Stimme.

(2) Das Stimmrecht kann durch einen Bevollmächtigen ausgeübt werden. Für die Vollmacht ist die schriftliche Form erforderlich und ausreichend.

(3) Werden von der Gesellschaft benannte Stimmrechtsvertreter bevollmächtigt, so kann die Vollmacht schriftlich, per Telefax oder auf elektronischem Weg

auf eine von der Gesellschaft näher zu bestimmende Weise erteilt werden. Die Einzelheiten werden zusammen mit der Einladung zur Hauptversammlung bekannt gemacht.

§ 17
Leitung der Hauptversammlung

(1) Die Hauptversammlung wird von dem Vorsitzenden des Aufsichtsrats geleitet. Im Falle seiner Verhinderung bestimmt er ein anderes Aufsichtsratsmitglied, das diese Aufgabe wahrnimmt. Ist der Vorsitzende verhindert und hat er niemanden zu seinem Vertreter bestimmt, so leitet die Hauptversammlung ein von den Anteilseignervertretern im Aufsichtsrat gewähltes Aufsichtsratsmitglied.

(2) Der Vorsitzende leitet die Verhandlungen und bestimmt die Art, Reihenfolge und Form der Abstimmungen. Er kann eine von der Ankündigung in der Tagesordnung abweichende Reihenfolge der Verhandlungsgegenstände bestimmen.
Der Vorsitzende kann auch das Frage- und Rederecht der Aktionäre zeitlich angemessen beschränken; er kann insbesondere den zeitlichen Rahmen des Versammlungsverlaufs, der Aussprache zu den einzelnen Tagesordnungspunkten sowie des einzelnen Frage- und Redebeitrags angemessen festsetzen.

§ 18
Beschlussfassung der Hauptversammlung

(1) Die Beschlüsse der Hauptversammlung bedürfen der einfachen Mehrheit der abgegebenen Stimmen, soweit nicht das Gesetz zwingend etwas anderes vorschreibt. In den Fällen, in denen das Gesetz eine Mehrheit des bei der Beschlussfassung vertretenen Grundkapitals erfordert, genügt, sofern nicht durch Gesetz etwas anderes zwingend vorgeschrieben ist, die einfache Mehrheit des vertretenen Grundkapitals.

(2) Im Falle der Stimmengleichheit gilt, ausgenommen bei Wahlen, ein Antrag als abgelehnt.

(3) Sofern bei Wahlen im ersten Wahlgang die einfache Stimmenmehrheit nicht erreicht wird, findet eine Stichwahl zwischen den beiden Personen statt, die die höchsten Stimmzahlen erhalten haben. Bei gleicher Stimmzahl im zweiten Wahlgang entscheidet das Los.

Sechster Teil:
Jahresabschluss, Lagebericht und Verwendung des Bilanzgewinnes

§ 19
Jahresabschluss und Lagebericht, Entlastung des Vorstands und des Aufsichtsrats

(1) Der Vorstand hat den Lagebericht und den Jahresabschluss sowie den Konzernabschluss und den Konzernlagebericht für das vergangene Geschäftsjahr innerhalb der gesetzlichen Fristen aufzustellen und unverzüglich danach den Abschlussprüfern und dem Aufsichtsrat vorzulegen. Zugleich hat der Vorstand den Vorschlag für die Verwendung des Bilanzgewinns dem Aufsichtsrat vorzulegen.

(2) Vorstand und Aufsichtsrat sind ermächtigt, bei der Feststellung des Jahresabschlusses den Jahresüberschuss, der nach Abzug der in die gesetzlichen Rücklagen einzustellenden Beträge und eines etwaigen Verlustvortrags verbleibt, ganz oder zum Teil in andere Gewinnrücklagen einzustellen, soweit die anderen Gewinnrücklagen die Hälfte des Grundkapitals nicht übersteigen oder nach Einstellung übersteigen würden.

§ 20
Gewinnverwendung, ordentliche Hauptversammlung

(1) Die Hauptversammlung beschließt alljährlich in den ersten acht Monaten des Geschäftsjahres über die Entlastung der Mitglieder des Vorstands und des Aufsichtsrats, über die Verwendung des Bilanzgewinns und über die Wahl des Abschlussprüfers (ordentliche Hauptversammlung).

(2) Die Hauptversammlung kann anstelle oder neben einer Barausschüttung eine Verwendung des Bilanzgewinns im Wege der Sachausschüttung beschließen.

§ 21
Gründungsaufwand

(1) Die Gründungkosten (Notariatsgebühren, Gerichtskosten u.a.) in Höhe von ca. € 800,00 trägt der Gesellschafter.

(2) Die mit dem Formwechsel und seiner Eintragung im Handelsregister verbundenen Kosten (insbesondere Rechtsberatungs-, Prüfungs-, Notar- und Gerichtskosten sowie Kosten der Veröffentlichung) und Steuern bis zu einem Betrag von insgesamt € 150.000 –(in Worten: Euro Einhundertfünfzigtausend) trägt die Gesellschaft.

- Ende der Satzung -

Zur vorstehenden Satzung der Firma

MTU Aero Engines Holding AG

mit dem Sitz in München
wird festgestellt, dass der Aufsichtsrat aufgrund Ermächtigung in § 13 (Änderungen der Satzungsfassung) Ziffer (1) Satz 1 des § 4 (Grundkapital) geändert und neu gefasst hat.

Es wird bescheinigt, dass die geänderte Bestimmung der Satzung mit dem Beschluss des Aufsichtsrates vom 12. März 2008 über die Satzungsänderung und die unveränderten Bestimmungen mit dem zuletzt beim Handelsregister eingereichten vollständigen Wortlaut der Satzung übereinstimmen.
Danach hat die Satzung nach Eintragung der beschlossenen Satzungsänderung in das Handelsregister den vorstehenden Wortlaut.

München, den 7. April 2008

DR. JOACHIM SCHERVIER • NOTAR IN MÜNCHEN

Dr. Joachim Schervier
Notar

Vorstehende Abschrift stimmt
mit der Urschrift überein.
Dies beglaubige ich.

München, den 7. April 2008

Dr. Schervier
Notar

END